SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Portland Brewing Company
               --------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   736 420 100
                         --------------------------------
                                 (CUSIP Number)

                                 With a copy to:

                            Sherrill A. Corbett, Esq.
                                 Tonkon Torp LLP
                               1600 Pioneer Tower
                              888 S.W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 221-1440
                      -------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                 March 29, 2000
                        --------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  736 420 100
          ------------

1.       Names of Reporting Persons; S.S. or I.R.S. Identification No. of Above
         Persons

         Lake Oswego Brewing Company* EIN #93-1058249
         * Saxer Brewing Company changed its name to Lake Oswego Brewing Company on March 29, 2000.

2.       Check the appropriate box if a member of a group (see instructions)

         (a) / /
         (b) /X/

3.       SEC USE ONLY

         -------------------------------------------------------

4.       Source of Funds (see instructions)

                                    00
         -------------------------------------------------------

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

         / /

6.       Citizenship or place of organization

                    Oregon
         ------------------------------------


                       7.    Sole Voting Power                           900,000
Number of Shares
Beneficially           8.    Shared Voting Power                               0
Owned by Each
Reporting Person       9.    Sole Dispositive Power                            0
With
                       10.   Shared Dispositive Power                          0



11.      Aggregate amount beneficially owned by each reporting person

             900,000 Shares of Common Stock

12. Check box if the aggregate amount in row (11) excludes certain shares (see instructions)

         / /

13.      Percent of class represented by amount in row (11)

                                    18%

14.      Type of Reporting Person           CO

Preliminary Note
----------------

         The information set forth in Items 2, 3, 4, 5 and 6 herein have been adjusted solely to reflect a name change of the reporting person and are being amended as follows:

Item 1.           Security and Issuer (see instructions)
-------           --------------------------------------

                  This statement relates to the Common Stock, no par value ("Common Stock") of Portland Brewing Company (the "Company"). The address of the principal executive offices of the Company is 2730 NW 31st Avenue, Portland, Oregon 97210.

Item 2 of Schedule 13D is hereby amended in its entirety to read as follows:

Item 2.           Identity and Background (see instructions)
-------           ------------------------------------------

                  Lake Oswego Brewing Company (fka Saxer Brewing Company) ("LOBC") is an Oregon corporation with its principal office located at 5875 SW Lakeview Boulevard, Lake Oswego, Oregon 97035. Saxer Brewing Company changed its name to Lake Oswego Brewing Company on March 29, 2000. LOBC's principal business is manufacturing and distributing beer. Steven C. Goebel, 5875 SW Lakeview Boulevard, Lake Oswego, Oregon 97035 (business address), is a director and the President of LOBC. Elizabeth
                  M. Goebel, 5875 SW Lakeview Boulevard, Lake Oswego, Oregon 97035 (business address), is a director and Vice President and Treasurer of LOBC. Larry Gilbert is a director of LOBC and the President of Exhibit Merchandising,Inc., d/b/a the Event Network, a company providing themed retail solutions, 1010 Turquoise Street, Suite 200, San Diego, California 92109 (business address). Kerry S. Gilbert, is Chairman of the Board and Secretary of LOBC and the President of Gilbert Bros. Real Estate Services, Inc., a real estate brokerage and development company, 1822 SW Madison, Portland, Oregon 97205 (business address). Each of Steven C. Goebel, Elizabeth M. Goebel, Larry Gilbert and Kerry Gilbert are citizens of the United States of America.

                  No Reporting Person or other person identified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors). No Reporting Person or other person identified above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or other person identified above has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 of Schedule 13D is hereby amended in its entirety to read as follows:

Item 3.           Source and Amount of Funds and Other Consideration
-------           -----------------------------------------------------------
                  (see instructions)
                  ------------------

                  The acquisition of Common Stock to which this statement relates was made in connection with a sale of assets of LOBC to the Company for which the Common Stock was valued at $486,000.

Item 4 of Schedule 13D is hereby amended in its entirety to read as follows:

Item 4.           Purpose of Transaction (see instructions)
-------           -----------------------------------------

                  The Common Stock to which this statement relates was acquired in connection with the disposition of assets by LOBC to the Company in connection with a strategic business combination between the two companies and for investment purposes. There are no current plans or proposals which would relate to or result in any transaction described in items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:

Item 5.           Interests in Securities of Issuer (see instructions)
-------           ----------------------------------------------------

                  (a) LOBC owns 900,000 shares of Common Stock of the Company representing 18% of the outstanding Common Stock of the Company.

                  (b) LOBC has the sole power to vote and the sole power to dispose of the 900,000 shares of Common Stock.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6 of Schedule 13D is hereby amended in its entirety to read as follows:

Item 6.           Contracts, Arrangements, Understandings or Relationship with
-------           --------------------------------------------------------------
                  respect to Securities of the Issuer (see instructions)
                  ------------------------------------------------------

                  Certain shareholders of the Company have entered into a letter agreement whereby such shareholders have agreed to vote their shares of the Company's stock for Mr. Goebel (the President of
                  LOBC) as a director of the Company at each annual shareholder's meeting and any special shareholders meeting at which directors are elected from January 31, 2000 until January 31, 2003.

Item 7.           Material to be Filed as Exhibits (see instructions)
-------           ---------------------------------------------------

                  Voting Letter Agreement dated January 31, 2000.**


         ** Filed Previously.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  April 7, 2000                       /s/ Steven C. Goebel
      ------------------                    ------------------------
                                            Signature


                                            Steven C. Goebel, President of
                                            Lake Oswego Brewing Company (fka
                                            Saxer Brewing Company)
                                            ----------------------
                                            Name/Title






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